

Code of Conduct

A.M. Best Rating Services, Inc., A.M. Best Europe – Rating Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best – Asia Pacific (Singapore) Pte. and All Employees





Version 03/11/2016

Table of Contents

PREFACE

DEFINED TERMS



Preface

A.M. Best Rating Services, Inc. and its subsidiary, A.M. Best Europe – Rating Services Limited, and A.M. Best – Asia Pacific Limited, and its subsidiary, A.M. Best – Asia Pacific (Singapore) Pte. hereafter collectively referred to as A.M. Best, through the publication of this Code of Conduct, and other documents related to its credit ratings business, undertakes to comply with a code of conduct that is consistent with the IOSCO Principles and the IOSCO Code. All employees, full and part time, of A.M. Best are required to adhere to this Code of Conduct.

While we have made this Code of Conduct available to the public, except in so far as is provided for in legislation, A.M. Best does not assume any responsibility or liability to third parties arising out of or relating to this document or other policies and practices. This Code of Conduct and rating methodologies, policies or practices are not intended to form, or be any part of, a contract, and no one will have claim, directly or indirectly, to enforce any of its provisions. A.M. Best reserves the right to update or modify this Code of Conduct and/or rating methodologies, policies and practices at any time, without prior notice. This Code of Conduct should be read in conjunction with A.M. Best Rating Services, Inc. Policy C-5.



DEFINED TERMS

Ancillary Business refers to products and services that are not considered A.M. Best rating services. A.M. Best's rating services business includes: the issuance of insurer financial strength ratings, issuer credit ratings on parent holding companies, ratings on securities issued by these organizations and certain insurance-linked transactions; and, other credit rating services, such as rating evaluation and assessment services and credit reports related to these ratings. A.M. Best does not engage in ancillary businesses and does not provide consulting or advisory products and services.

Area of Primary Analytical Responsibility refers to any entity rated by A.M. Best.

Confidential Information refers to all information possessed by A.M. Best that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed A.M. Best that such information is public information.

Please note: Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results is commonly referred to as "material non-public information."

Employee refers to all full and part time employees of A.M. Best.

Immediate Family Member refers to an Employee's familial relationships as defined in the Company's securities ownership and trading policies.

Issuer Participating in the Rating Process refers to a rated issuer or entity that provides information, or otherwise engages in interactive communication with a Rating Analyst during the rating process, or in support of a rating determination for any interactive Best's Credit Rating (BCR).

Rating Action refers to the determination and dissemination of an initial credit rating; any change, affirmation, suspension or withdrawal of an existing credit rating; any change in a rating outlook; the placement of an existing credit rating under review; and, the publication of an expected or preliminary credit rating assigned to an obligor, security, or money market instrument before the publication of an initial credit rating.

Rating Analyst(s) refers to Employees of A.M. Best that are responsible for preparing rating recommendations or that participate in determining, monitoring or approving credit ratings.

Code Sections

1. QUALITY AND INTEGRITY OF THE CREDIT RATING PROCESS

A.   Quality of the Credit Rating Process



1.1   A.M. Best shall establish, maintain, document, and enforce a credit rating methodology for each class of entity or obligation for which A.M. Best issues credit ratings. Each credit rating methodology shall be rigorous, capable of being applied consistently, and, where possible, result in credit ratings that can be subjected to some form of objective validation based on historical experience.

1.2   Credit ratings shall reflect all information known and believed to be relevant to A.M. Best, consistent with the applicable credit rating methodology that is in effect. Therefore, A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls to ensure that the credit ratings and related reports it disseminates are based on a thorough analysis of all such information.

1.3   A.M. Best shall adopt reasonable measures designed to ensure that it has the appropriate knowledge and expertise, and that the information it uses in determining credit rating is of sufficient quality and obtained from reliable sources to support a high quality credit rating.

1.4   A.M. Best shall avoid issuing credit ratings for entities or obligations for which it does not have appropriate information, knowledge, and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether A.M. Best can determine a high quality credit rating for the security, A.M. Best shall refrain from issuing a credit rating.

1.5   In assessing creditworthiness, analysts involved in the credit rating action shall use the credit rating methodology established by A.M. Best for the type of entity or obligation that is subject to the credit rating action. The credit rating methodology shall be applied in a manner that is consistent across all entities or obligations for which that methodology is used.

1.6   A.M. Best shall define the meaning of each category in its rating scales and apply those categories consistently across all classes of rated entities and obligations to which a given rating scale applies.

1.7   Credit ratings shall be assigned by A.M. Best as an entity (not by an analyst or other employee of A.M. Best).

1.8   A.M. Best shall assign analysts who, individually or collectively (particularly where credit rating committees are used), have appropriate knowledge and experience for assessing the creditworthiness of the type of entity or obligation being rated.

1.9   A.M. Best shall maintain internal records that are accurate and sufficiently detailed and comprehensive to reconstruct the credit rating process for a given credit rating action. The records shall be retained for as long as necessary to promote the integrity of A.M. Best's credit rating process, including to permit internal audit, compliance, and quality control functions to review past credit rating actions in order to carry out the responsibilities of those functions. Further, A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls designed to ensure that its employees comply with A.M. Best's internal record maintenance, retention, and disposition requirements and with applicable laws and regulations governing the maintenance, retention, and disposition of CRA records.



1.10   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls designed to avoid issuing credit ratings, analyses, or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of a rated entity or obligation.

1.11   A.M. Best shall ensure that it has and devotes sufficient resources to carry out and maintain high quality credit ratings.

When deciding whether to issue a credit rating for an entity or obligation, A.M. Best shall assess whether it is able to devote a sufficient number of analysts with the skill sets to determine high quality credit ratings, and whether the analysts will have access to sufficient information in order to determine a high quality credit rating.

1.12   A.M. Best shall establish and maintain a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of entity or obligation that is materially different from the entities or obligations A.M. Best currently rates.

1.13   A.M. Best shall establish and maintain a review function made up of one or more senior managers responsible for conducting a rigorous, formal, and periodic review, on a regular basis pursuant to an established timeframe, of all aspects of A.M. Best's credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. For example, A.M. Best shall assess whether existing credit rating methodologies and models for determining credit ratings of structured finance products are appropriate when the risk characteristics of the assets underlying a structured finance product change materially.

Where feasible and appropriate for the size and scope of its credit rating business, this function shall be independent of the employees who are principally responsible for determining credit ratings.

1.14   A.M. Best, in selecting the analyst or analysts who will participate in determining a credit rating, shall seek to promote continuity but also to avoid bias in the credit rating process. For example, in seeking to balance the objectives of continuity and bias avoidance, A.M. Best assigns a team of analysts to participate in determining the credit rating – some for whom the rated entity or obligation is within their area of primary analytical responsibility and some of whom may have other areas of primary analytical responsibility.

1.15   A.M. Best shall ensure that sufficient employees and financial resources are allocated to monitoring and updating all its credit ratings. Except for a credit rating that clearly indicates it does not entail ongoing surveillance, once a credit rating is published, A.M. Best shall monitor the credit rating on an ongoing basis by:

    a.   reviewing the creditworthiness of the rated entity or obligation regularly;

    b.   initiating a review of the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a credit rating action (including withdrawal of a credit rating), consistent with the applicable credit rating methodology;

    c.   reviewing the impact of and applying a change in the credit rating methodologies, models or key rating assumptions on the relevant credit ratings within a reasonable period of time;



    d. updating on a timely basis the credit rating, as appropriate, based on the results of such review; and

    e. incorporating all cumulative experience obtained.

1.16   If A.M. Best uses separate analytical teams for determining initial credit ratings and for subsequent monitoring of existing credit ratings, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner.

1.17   A.M. Best shall establish, maintain, document, and enforce policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating will be withdrawn.

B.   Integrity of the Credit Rating Process

1.18   A.M. Best and its employees shall deal fairly and honestly with rated entities, obligors, originators, underwriters, arrangers, and users of credit ratings.

1.19   A.M. Best's employees shall be held to high standards of integrity and ethical behavior, and A.M. Best shall have policies and procedures in place that are designed to ensure that individuals with demonstrably compromised integrity are not employed.

1.20   A.M. Best and its employees shall not, either implicitly or explicitly, give any assurance or guarantee to an entity subject to a rating action, obligor, originator, underwriter, arranger, or user of A.M. Best's credit ratings about the outcome of a particular credit rating action. This does not preclude A.M. Best from developing preliminary indications in a manner that is consistent with Provisions 1.22 and 2.6(d) of the IOSCO CRA Code.

1.21   A.M. Best and its employees shall not make promises or threats about potential credit rating actions to influence rated entities, obligors, originators, underwriters, arrangers, or users of A.M. Best's credit ratings (e.g., subscribers) to pay for credit ratings or other services.

1.22   A.M. Best and its employees shall not make proposals or recommendations regarding the activities of rated entities or obligors that could impact a credit rating of the rated entity or obligation, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products.

1.23   In each jurisdiction in which A.M. Best is registered as a credit rating agency, A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls designed to ensure that A.M. Best and its employees comply with A.M. Best's code of conduct and applicable laws and regulations.

    a. A.M. Best shall establish a compliance function responsible for monitoring and reviewing the compliance of A.M. Best and its employees with the provisions of A.M. Best's code of conduct and with applicable laws and regulations.



b. The compliance function also shall be responsible for reviewing the adequacy of A.M. Best's policies, procedures, and controls designed to ensure compliance with A.M. Best's code of conduct and applicable laws and regulations.

c. A.M. Best shall assign a senior level employee with the requisite skill set to serve as A.M. Best's compliance officer in charge of the compliance function. The compliance officer's reporting lines and compensation shall be independent of A.M. Best's credit rating operations.

1.24   Upon becoming aware that another employee or an affiliate of A.M. Best is or has engaged in conduct that is illegal, unethical, or contrary to A.M. Best's code of conduct, A.M. Best employee shall report such information immediately to the compliance officer or another officer of A.M. Best, as appropriate, so proper action may be taken. A.M. Best's employees are not necessarily expected to be experts in the law. Nonetheless, CRA employees are expected to report activities that a reasonable person would question. Upon receiving such a report from an employee, A.M. Best is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction and the policies, procedures, and controls established, maintained, documented, and enforced by A.M. Best. A.M. Best shall prohibit retaliation by A.M. Best or an employee against any employees who, in good faith, make such reports.

2. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

A. General

2.1   A.M. Best shall not delay or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of the action on A.M. Best, a rated entity, obligor, originator, underwriter, arranger, investor, or other market participant.

2.2   A.M. Best and its employees shall use care and professional judgment to maintain both the substance and appearance of A.M. Best's and its employees' independence and objectivity.

2.3   A.M. Best's determination of a credit rating shall be influenced only by factors relevant to assessing the creditworthiness of the rated entity or obligation.

2.4   The credit rating A.M. Best assigns to an entity or obligation shall not be affected by whether there is an existing or potential business relationship between A.M. Best (or its affiliates) and the rated entity, obligor, originator, underwriter, or arranger (or any of their affiliates), or any other party.

2.5   A.M. Best shall operationally, legally, and, if practicable, physically separate its credit rating business and its analysts from any other businesses of A.M. Best that may present a conflict of interest. For other businesses that do not necessarily present a conflict of interest, A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls designed to minimize the likelihood that conflicts of interest will arise. A.M. Best shall disclose why it believes those other businesses do not present a conflict of interest with its credit rating business.

B. Policies, Procedures, Controls and Disclosures



2.6   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls to identify and eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the credit rating methodologies, credit rating actions, or analyses of A.M. Best or the judgment and analyses of A.M. Best's employees. Among other things, the policies, procedures, and controls shall address (as applicable to A.M. Best's business model) how the following conflicts can potentially influence A.M. Best's credit rating methodologies or credit rating actions:

    a. being paid to issue a credit rating by the rated entity or by the obligor, originator, underwriter, or arranger of the rated obligation;

    b. being paid by subscribers with a financial interest that could be affected by a credit rating action of A.M. Best;

    c. being paid by rated entities, obligors, originators, underwriters, arrangers, or subscribers for services other than issuing credit ratings or providing access to A.M. Best's credit ratings;

    d. providing a preliminary indication or similar indication of credit quality to an entity, obligor, originator, underwriter, or arranger prior to being hired to determine the final credit rating for the entity, obligor, originator, underwriter, or arranger; and

    e. having a direct or indirect ownership interest in a rated entity or obligor, or having a rated entity or obligor have a direct or indirect ownership interest in A.M. Best.

2.7   A.M. Best shall disclose actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific, and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated entity, obligor, originator, lead underwriter, arranger, or obligation, such conflict of interest shall be disclosed in the same form and through the same means as the relevant credit rating action.

2.8   A.M. Best shall disclose the general nature of its compensation arrangements with rated entities, obligors, lead underwriters, or arrangers.

    a. When A.M. Best receives from a rated entity, obligor, originator, lead underwriter, or arranger compensation unrelated to its credit rating services, A.M. Best shall disclose such unrelated compensation as a percentage of total annual compensation received from such rated entity, obligor, lead underwriter, or arranger in the relevant credit rating report or elsewhere, as appropriate.

    b. A.M. Best shall disclose in the relevant credit rating report or elsewhere, as appropriate, if it receives 10 percent or more of its annual revenue from a single client (e.g., a rated entity, obligor, originator, lead underwriter, arranger, or subscriber, or any of their affiliates).

2.9   A.M. Best shall disclose in its credit rating announcement whether the issuer of a structured finance product has informed A.M. Best that it is publicly disclosing all relevant information about the obligation being rated or if the information remains non-public.



2.10   A.M. Best shall not hold or transact in trading instruments presenting a conflict of interest with A.M. Best's credit rating activities.

2.11   In instances where rated entities or obligors (e.g., sovereign nations or states) have, or are simultaneously pursuing, oversight functions related to the CRA, the employees responsible for interacting with the officials of the rated entity or the obligor (e.g., government regulators) regarding supervisory matters shall be separate from the employees that participate in taking credit rating actions or developing or modifying credit rating methodologies that apply to such rated entity or obligor.

C.   Employee Independence

2.12   Reporting lines for A.M. Best employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

a. A.M. Best employees who participate in or who might otherwise have an effect on a credit rating action with respect to an entity or obligation shall not be compensated or evaluated on the basis of the amount of revenue that A.M. Best derives from that entity or obligor.

b. A.M. Best shall conduct formal and periodic reviews of its compensation policies, procedures, and practices for employees who participate in or who might otherwise have an effect on a credit rating action to ensure that these policies, procedures, and practices have not compromised and do not compromise the objectivity of A.M. Best's credit rating process.

2.13   A.M. Best's employees who participate in or who might otherwise have an effect on a credit rating action shall not initiate or participate in discussions with rated entities, obligors, arrangers, or subscribers regarding fees or payments charged to such rated entity, obligor, arranger, or subscriber.

2.14   A.M. Best employees shall not participate in or otherwise influence an A.M. Best credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee (e.g., spouse, domestic partner, or dependent), or an entity managed by the employee (e.g., a trust):

a. Holds or transacts in a trading instrument issued by the rated entity or obligor;

b. Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated entity or obligor, or is a derivative based on a trading instrument issued by the rated entity or obligor;

c. Holds or transacts in a trading instrument issued by an affiliate of the rated entity or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or A.M. Best;

d. Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated obligation, the ownership of which may cause or may be perceived as causing a conflict of interest with respect to the employee or A.M. Best;



e. Is currently employed by, or had a recent employment or other significant business relationship with the rated entity or obligor or a lead underwriter or arranger of the rated obligation that may cause or may be perceived as causing a conflict of interest;

f. Is a director of the rated entity or obligor, or lead underwriter or arranger of the rated obligation; or

g. Has, or had, another relationship with or interest in the rated entity, obligor, or the lead underwriter or arranger of the rated obligation (or any of their affiliates) that may cause or may be perceived as causing a conflict of interest.

2.15   A.M. Best analysts shall not hold or transact in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility. This would not preclude an analyst from holding or trading a diversified collective investment scheme that owns a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytical responsibility.

2.16   A.M. Best employees shall be prohibited from soliciting money, gifts, or favors from anyone with whom A.M. Best does business and shall be prohibited from accepting gifts offered in the form of cash or cash equivalents or any gifts exceeding a minimal monetary value.

2.17   A.M. Best employees who become involved in a personal relationship (including, for example, a personal relationship with an employee of a rated entity, obligor, or originator, or the lead underwriter or arranger of a rated obligation) that creates an actual or potential conflict of interest shall be required under A.M. Best's policies, procedures, and controls to disclose the relationship to the compliance officer or another officer of A.M. Best, as appropriate.

2.18   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls for reviewing without unnecessary delay the past work of an analyst who leaves the employ of A.M. Best and joins an entity that the employee participated in rating, an obligor whose obligation the employee participated in rating, an originator, underwriter, or arranger with which the employee had significant dealings as part of his or her duties at A.M. Best, or any of their affiliates.

3. RESPONSIBILITIES TO THE INVESTING PUBLIC, RATED ENTITIES, OBLIGORS, ORIGINATORS, UNDERWRITERS, AND ARRANGERS

A.   Transparency and Timeliness of Credit Ratings Disclosure

3.1   A.M. Best shall assist investors and other users of credit ratings in developing a greater understanding of credit ratings by disclosing in plain language, among other things, the nature and limitations of credit ratings and the risks of unduly relying on them to make investment or other financial decisions. As a registered credit rating agency, A.M. Best shall not state or imply that regional or national authorities endorse its credit ratings or use its registration status to advertise the quality of its credit ratings.

3.2   A.M. Best shall disclose sufficient information about its credit rating process and its credit rating methodologies, so that investors and other users of credit ratings can understand how a credit rating was determined by A.M. Best.



3.3   A.M. Best shall disclose a material modification to a credit rating methodology prior to the modification taking effect unless doing so would negatively impact the integrity of a credit rating by unduly delaying the taking of a credit rating action. In either case, A.M. Best shall disclose the material modification in a non-selective manner.

3.4   A.M. Best shall disclose its policies and procedures that address the issuance of unsolicited credit ratings.

3.5   A.M. Best shall disclose its policies and procedures for distributing credit ratings and reports, and for when a credit rating will be withdrawn.

3.6   A.M. Best shall disclose clear definitions of the meaning of each category in its rating scales, including the definition of default.

3.7   A.M. Best shall differentiate credit ratings of structured finance products from credit ratings of other types of entities or obligations, preferably through a different credit rating identifier. A.M. Best shall also disclose how this differentiation functions.

3.8   A.M. Best shall be transparent with investors, rated entities, obligors, originators, underwriters, and arrangers about how the relevant entity or obligation is rated.

3.9   Where feasible and appropriate, A.M. Best shall inform the rated entity, or the obligor or arranger of the rated obligation about the critical information and principal considerations upon which a credit rating will be based prior to disseminating a credit rating that is the result or subject of the credit rating action and afford such rated entity, obligor, or arranger an adequate opportunity to clarify any factual errors, factual omissions, or factual misperceptions that would have a material effect on the credit rating. A.M. Best shall duly evaluate any response from such rated entity, obligor, or arranger. Where in particular circumstances A.M. Best has not informed such rated entity, obligor, or arranger prior to disseminating a credit rating action, A.M. Best shall inform such rated entity, obligor, or arranger as soon as practical thereafter and, generally, shall explain why A.M. Best did not inform such rated entity, obligor, or arranger prior to disseminating the credit rating action.

3.10   When A.M. Best publicly discloses a credit rating that is the result or subject of the credit rating action, it shall do so as soon as practicable after taking such action.

3.11   When A.M. Best publicly discloses a credit rating that is the result or subject of a credit rating action, it shall do so on a non-selective basis.

3.12   A.M. Best shall disclose with a credit rating that is the result or subject of a credit rating action whether the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation participated in the credit rating process. Each credit rating not initiated at the request of the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation shall be identified as such.

3.13   A.M. Best shall clearly indicate attributes and limitations of each credit rating and the extent to which A.M. Best verifies information provided to it by the rated entity, obligor, or originator, or the underwriter or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited historical data, A.M. Best shall disclose this fact and how it may limit the credit rating.

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3.14   A.M. Best shall indicate in the announcement of a credit rating that is the result or the subject of a credit rating action when the credit rating was last updated or reviewed. The credit rating announcement shall also indicate the principal credit rating methodology or methodology version that was used in determining the credit rating and where a description of that credit rating methodology can be found. Where the credit rating is based on more than one credit rating methodology, or where a review of only the principal credit rating methodology might cause investors and other users of credit ratings to overlook important aspects of the credit rating, A.M. Best shall explain this fact in the credit rating announcement, and indicate where to find a discussion of how the different credit rating methodologies and other important aspects factored into the credit rating decision.

3.15   When publicly rating a structured finance product, A.M. Best shall publicly disclose sufficient information about its loss and cash-flow analysis with the credit rating, so that investors in the product, other users of credit ratings, and/or subscribers can understand the basis for A.M. Best's credit rating. A.M. Best shall also publicly disclose or distribute information about the degree to which it analyzes how sensitive a credit rating of a structured finance product is to changes in the assumptions underlying the applicable credit rating methodology.

3.16   When issuing or revising a credit rating, A.M. Best shall explain in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the relevant rated entity or obligor.

3.17   If A.M. Best discontinues monitoring a publicly disclosed credit rating for a rated entity or obligation it shall either withdraw the credit rating or disclose such discontinuation to the public as soon as practicable. A publication by A.M. Best of a credit rating that is no longer being monitored shall indicate the date the credit rating was last updated or reviewed, the reason the credit rating is no longer monitored, and the fact that the credit rating is no longer being updated.

3.18   To promote transparency and to enable investors and other users of credit ratings to compare the performance of different credit rating agencies, A.M. Best shall disclose sufficient information about the historical transition and default rates of its credit rating categories with respect to the classes of entities and obligations it rates. This information shall include verifiable, quantifiable historical information, organized over a period of time, and, where possible, standardized in such a way to assist investors and other users of credit ratings in comparing different credit rating agencies. If the nature of the rated entity or obligation or other circumstances make such historical transition or default rates inappropriate, statistically invalid or otherwise likely to mislead investors or other users of credit ratings, A.M. Best shall disclose why this is the case.

        Due to the relatively small number of rating opinions assigned to certain rating classifications or categories within a classification, the number of observations in such classification or specific rating categories may not be statistically significant for the transition statistics to be informative.

B.   The Treatment of Confidential Information

3.19   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls to protect confidential and/or material non-public information, including confidential information received from a rated entity, obligor, or originator, or the underwriter or arranger of a rated obligation, and non-



public information about a credit rating action (e.g., information about a credit rating action before the credit rating is publicly disclosed or disseminated to subscribers).

    a. The policies, procedures, and controls shall prohibit A.M. Best and its employees from using or disclosing confidential and/or material non-public information for any purpose unrelated to A.M. Best's credit rating activities, including disclosing such information to other employees where the disclosure is not necessary in connection with A.M. Best's credit rating activities, unless disclosure is required by applicable law or regulation.

    b. The policies, procedures, and controls shall require A.M. Best and its employees to take reasonable steps to protect confidential and/or material non-public information from fraud, theft, misuse, or inadvertent disclosure.

    c. With respect to confidential information received from a rated entity, obligor, originator, underwriter, or arranger, the policies, procedures, and controls shall prohibit A.M. Best and its employees from using or disclosing such information in violation of the terms of any applicable agreement or mutual understanding that A.M. Best will keep the information confidential, unless disclosure is required by applicable law or regulation.

    d. With respect to a pending credit rating action, the policies, procedures, and controls shall prohibit A.M. Best and its employees from selectively disclosing information about the pending credit rating action, except to the rated entity, obligor, arranger, or their designated agents, or as required by applicable law or regulation.

3.20   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls designed to prevent violations of applicable laws and regulations governing the treatment and use of confidential and/or material non-public information.

3.21   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls that prohibit employees that possess confidential and/or material non-public information concerning a trading instrument from engaging in a transaction in the trading instrument or using the information to advise or otherwise advantage another person in transacting in the trading instrument.

4. GOVERNANCE, RISK MANAGEMENT, AND EMPLOYEE TRAINING

4.1   A.M. Best Rating Services, Inc. board (or similar body) shall have ultimate oversight responsibility for ensuring that A.M. Best Rating Services, Inc. and its subsidiaries establish, maintain, document, and enforce a code of conduct that is consistent with the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

4.2   A.M. Best shall establish a risk management function made up of one or more senior managers or employees with the appropriate level of experience responsible for identifying, assessing, monitoring, and reporting the risks arising from its activities, including, but not limited to legal risk, reputational risk, operational risk, and strategic risk. The function shall be independent of the internal audit function (if practicable given A.M. Best's size) and make periodic reports to the board (or similar body) and senior management to assist them in assessing the adequacy of the policies, procedures, and controls A.M. Best establishes, maintains, documents, and enforces to manage risk, including the policies, procedures, and controls specified in the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.



4.3   A.M. Best shall establish, maintain, document, and enforce policies, procedures, and controls requiring employees to undergo formal ongoing training at reasonably regular time intervals. The subject matter covered by the training shall be relevant to the employee's responsibilities and shall cover, as applicable, A.M. Best's code of conduct, A.M. Best's credit rating methodologies, the laws governing A.M. Best's credit rating activities, A.M. Best's policies, procedures, and controls for managing conflicts of interest and governing the holding and transacting in trading instruments, and A.M. Best's policies and procedures for handling confidential and/or material non-public information.   The policies, procedures, and controls shall include measures designed to verify that employees undergo required training.

5.   DISCLOSURE AND COMMUNICATION WITH MARKET PARTICIPANTS

5.1   A.M. Best's disclosures, including those specified in the provisions of the IOSCO CRA Code, shall be complete, fair, accurate, timely, and understandable to investors and other users of credit ratings.

5.2   A.M. Best shall disclose with its code of conduct a description of how the provisions of its code of conduct fully implement the provisions of the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (collectively, the "IOSCO provisions"). If A.M. Best's code of conduct deviates from an IOSCO provision, A.M. Best shall identify the relevant IOSCO provision, explain the reason for the deviation, and explain how the deviation nonetheless achieves the objectives contained in the IOSCO provisions. A.M. Best shall describe how it implements and enforces its code of conduct. A.M. Best also shall disclose as soon as practicable any changes to its code of conduct or changes to how it is being implemented or enforced.

5.3   A.M. Best shall establish and maintain a function within its organization charged with receiving, retaining, and handling complaints from market participants and the public. The function shall establish, maintain, document, and enforce policies, procedures, and controls for receiving, retaining, and handling complaints, including those that are provided on a confidential basis. The policies, procedures, and controls shall specify the circumstances under which a complaint must be reported to senior management and/or the board (or similar body).

5.4   A.M. Best shall publicly and prominently disclose free of charge on its primary website:

    a. A.M. Best's code of conduct;

    b. a description of A.M. Best's credit rating methodologies;

    c. information about A.M. Best's historic performance data; and

    d. any other disclosures specified in the provisions of the IOSCO Code as applicable given A.M. Best's business model.

6.   DISCUSSION OF DEVIATIONS IN THIS CODE OF CONDUCT FROM THE IOSCO CODE

Set forth below are explanations with respect to the provisions of this Code that deviate from the provisions set forth in the IOSCO Code:



For A.M. Best – Asia Pacific Limited and A.M. Best – Asia Pacific (Singapore) Pte., references to the term "should" in this document are to be understood as "must."

Section 1.23

Section 1.23 of the IOSCO Code states "In each jurisdiction in which a CRA operates…". The term "operates" is undefined and unclear. A.M. Best has included the following clarifying language to this provision "…is registered as a credit rating agency".

Section 2.14

Section 2.14 of the IOSCO Code states that credit rating agency employees shall not participate in or otherwise influence an A.M. Best credit rating action with respect to an entity or obligation if the employee, an immediate family member of the employee, or an entity managed by the employee (e.g., a trust) holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in an A.M. Best rated entity or obligor. A.M. Best restricts such ownership subject to materiality. Additionally, the Company does not restrict ownership of investment banks as A.M. Best does not rate these institutions (lead underwriters) or have relationships with such entities that cause a conflict of interest.

Section 2.15

Section 2.15 of the IOSCO Code prohibits Rating Analysts from holding or transacting in a trading instrument issued by a rated entity or obligor in the analyst's area of primary analytic responsibility. All A.M. Best Employees and their immediate family members are prohibited from owning securities issued by entities rated by A.M. Best with two exceptions. Employees and Immediate Family Members that previously worked for a rated entity and which own securities issued by the rated entity that are subject to a lock-up period are permitted to own such securities until the expiration of the lock-up period, at which time, the employee and Immediate Family Member is required to liquidate the securities. Immediate family members of an employee that are employed by a rated entity are permitted to own securities issued by their employer. Rating Analysts that own securities of a rated entity that are subject to lock-up provisions or that have an immediate family member that is permitted to own securities of their employer are prohibited from determining or approving credit ratings involving such entities.



Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (Policy C-5)

Issued by: Compliance Department

Applicable to: A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., A.M. Best Asia- Pacific (Singapore) Pte. Ltd. and all Employees.

Effective date: 05/04/1967

Revision Date: 11/17/1972; 10/23/1981; 05/02/2001; 04/15/2004; 12/07/2005; 02/16/2006; 05/30/2007; 06/22/2007; 01/05/2009; 04/01/2009; 02/08/2010; 09/09/2010; 01/01/2011; 12/28/2012; 02/28/2014; 10/14/2014; 10/20/2014; 11/07/2014; 06/15/2015; 01/01/16; 07/18/2016; 10/12/2016

Definitions

"AMBRS": Means A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"Blind Trust": Means trades of securities made in a "Blind Trust" held for the benefit of an Employee or his or her Immediate Family Members. For the trust to qualify as a Blind Trust, the Employee must have:
(i)   no knowledge of the securities held in the trust; and
(ii)   no discretion or control over the trading of securities in the trust.
To avail oneself of this exemption, an Employee must provide a copy of the agreement covering any Blind Trust that is held for the benefit of the Employee or his or her Immediate Family Members to the Compliance Department. Securities trading made in Blind Trusts are exempt from the reporting requirements in 2.3(d).

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an employee, either individually or jointly, or owned by an Immediate Family Member of the employee, (including where the employee is able to trade Securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade Securities on his/her own behalf.

"Confidential Information": Means information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or security.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means;

1. An Employee's spouse, including any partner of the Employee considered by local law to be



equivalent to a spouse (i.e., a "civil union");

2. An Employee's dependent child or step child;

3. An Employee's other relatives who have shared the same household as the employee for at least one year from the date of a Securities trade or transaction;

4. Any legal person, trust (excluding a Blind Trust, as defined above) or company that is directly (or indirectly) controlled by (or established for) the benefit of the Employee or other Immediate Family Member, or where the Employee is responsible for managing the trust or company for persons listed in items 1) through 3); or

5. Any person listed in items 1) through 3) where the Employee has discretionary control of investing activities or trading authority, regardless of whether the person shares the same residence as the Employee.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Non-Brokerage Account": Means pensions and other tax-qualified/efficient accounts, such as 401(k), 403(b), 457, and 529 plans (and any foreign equivalents). Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by employees and their family to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds. Typically, in these accounts the individual investor does not have the ability to purchase individual securities within the plan and can only make general requests as to the fund make-up applicable to their plan. 401k plans (or similar accounts) that allow accountholders to trade individual stocks are NOT considered Non-Brokerage Accounts for purposes of Policy C-5. In addition, limited purpose accounts, such as accounts established for the sole purpose of holding securities awarded as a form of compensation from an employer, are typically considered to be Non-Brokerage Accounts; however, these accounts will be evaluated by the Compliance Department on a case by case basis.

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Rating Action": Means the determination and dissemination of an initial Credit Rating; any change, affirmation, suspension or withdrawal of an existing Credit Rating; any change in a rating outlook; the placement of an existing Credit Rating under review; and, the publication of an expected or preliminary Credit Rating assigned to an obligor, security, or money market instrument before the publication of an initial Credit Rating.

"Rating Analyst" (also referred to as "Credit Analyst"): Means Employees of AMBRS that are responsible for preparing rating recommendations or that participate in determining, monitoring or approving Credit Ratings.

"Restricted Company": Means any company that has been issued or is applying for a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a



large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also include all options, warrants, and other derivatives thereof and Insurance Sector Funds.

INTRODUCTION

Next to its employees, AMBRS's greatest asset is its reputation for producing quality ratings. The quality of our ratings depends on our integrity and independence from conflicts of interest. Any compromise to our integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Employee understands, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has issued this Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (this "Policy" or "Policy C-5") to protect our reputation against actual and perceived conflicts of interest or other compromises of our honesty and integrity. We have earned our reputation over more than 100 years, and we must continue to earn it every day going forward. This goodwill is entrusted to each of our Employees in their day-to-day work.

An area of particular concern is the proper treatment, use, and protection of confidential information possessed by AMBRS. All information provided to AMBRS (even information that is not confidential information) must be treated with respect and due care.

As outlined below, Employees are prohibited from disclosing any Confidential Information to any third parties (and, to a certain extent, other Employees) and are additionally required to take active steps to protect the confidentiality of MNPI. Handling Confidential Information in a highly professional manner (in accordance with this Policy) will help protect AMBRS's reputation for honesty and integrity and our relationships with the companies we rate, our other customers and clients, our regulators, market participants, and the general public.

Another key to preserving AMBRS's reputation is preventing even the appearance of a conflict of interest. To this end, this Policy contains restrictions on Employee's securities transactions and on their securities holdings.

This Policy applies to AMBRS and all Employees. All Employees are required to be familiar with and to comply with this Policy and all of AMBRS's other policies and codes of conduct (collectively, the "AMBRS Policies"), including our Code of Conduct. In addition, all Employees should be aware that they may be civilly and/or criminally liable, under state, federal, and/or other applicable laws, for improper disclosure or use of Confidential Information (including trading of securities of an issuer while in possession of, or based upon, MNPI). All Employees are expected to be familiar with and understand the legal and regulatory structure applicable to AMBRS. To the extent that any Employee participates in the securities or other markets in their individual capacity, AMBRS expects such individual to be familiar with the legal and regulatory requirements applicable to such participation.

Violations of this Policy (including failure to comply with the reporting requirements of this Policy and failure to comply with this Policy's requirements in a timely manner) may lead to disciplinary action by AMBRS, up to and including termination of employment.



This Policy may be amended or replaced at any time.


Section 1


1.1   Confidential Information.

Confidential Information is not limited to information received by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information.   Information maintained on companies that is not included in public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact your supervisor, department head, or the Compliance Officer for guidance.

1.2   Use of Confidential Information and MNPI.

Strict compliance with this Policy is required of all Employees with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a)   Permitted Use of Confidential Information.

AMBRS and all Employees shall use material Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Employee is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). AMBRS and all Employees shall actively protect and safeguard all material Confidential Information from disclosure to any third parties or, except as otherwise expressly permitted by this Policy (including the Firewall Policy set forth in Section 1.4 below), to any other Employees that are not involved in the related business activity.

MNPI may be shared and discussed only with the entity (or its authorized agents) that provided such information to AMBRS and with Employees who have a "need to know" (as defined in Section 1.4(b) below) such information, as more fully described below. Employees are required to make every effort to protect such information from improper disclosure or misuse.

Although AMBRS's Rating Analysts may discuss the analysis underlying and supporting rating opinions with investors, media, analysts, and certain other third parties, under no circumstances are Rating Analysts or any other Employees permitted to discuss or disclose MNPI (or to render or imply personal views with respect to specific ratings). Please note that all unpublished rating committee determinations are considered MNPI and must be treated with due care and in accordance with this Policy.

Under no circumstances can MNPI be discussed with persons (other than the rated entity or its authorized agents) outside the AMBRS organization (including employees of affiliated AMBRS companies, family, friends, social acquaintances, and business contacts).

(b)   Prohibited Uses of Confidential Information.

(i)   **Securities Trading. Each Employee is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other**



trade is made on the basis, in whole or in part, of any MNPI. Each Employee is similarly prohibited from (i) using or employing any third party to make any such purchase, sale, or other trade or (ii) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Misuse of MNPI may be a violation of law, including state and federal laws relating to the trading of securities. Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

AMBRS's additional securities trading policies are summarized below in Section 2 of this Policy.

(ii)　Other Prohibited Uses. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3　Protection of Confidential Information.

(a)　In General. As a general rule, all Employees should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, or ethical requirements.

If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact your supervisor, department head, or the Compliance Officer for guidance.

(b)　Specific Guidance - MNPI. You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office. When outside the office, you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office, you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information, such as employees of AMBRS's affiliated companies or to persons unaffiliated with AMBRS. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with another Employee who has a legitimate "need to know" such information, the disclosing Employee is responsible for letting the recipient know that the information is Confidential Information or MNPI. Whether a particular Employee has a legitimate "need to know" regarding certain Confidential Information is discussed in Section 1.4 below.

In addition to the foregoing, you should maintain the following safeguards to protect MNPI:

(i)　Calls with Interested Parties. On calls with interested parties, such as individual and institutional investors, underwriters of securities, insurance brokers, investment bankers, or the media, AMBRS's Rating Analysts may discuss the analysis supporting any rating assigned by AMBRS. However, under no circumstances should Rating Analysts discuss MNPI on any such calls or render or imply personal views with respect to specific ratings. Rating Analysts should discuss only information that has been publicly disclosed. Additionally, Rating Analysts are prohibited from discussing any commercial relationship between the interested party and



AMBRS or its affiliates, or between AMBRS or its affiliates and any entity rated by AMBRS.

(ii)   <u>Discussions</u>. All Employees are strictly prohibited from discussing MNPI under circumstances in which persons (other than Rating Analysts who have a "need to know") could overhear such discussions. This rule applies at all times, both inside and outside the office. Employees should exercise extreme caution in participating in conversations in public places when using speakerphones or talking on cellular phones or in any other location/situation in which unauthorized persons may overhear or see MNPI.

(iii)   <u>Documents</u>. Documents (including electronic communications such as emails and faxes), notes, files, and other ratings-related work products that contain MNPI should not be left out in the open (whether at work, at home, or anywhere else) where unauthorized personnel might see them.

(iv)   <u>Ratings</u>. Employees are prohibited from disseminating, within or outside AMBRS, any pending Rating Action except in strict accordance with all applicable AMBRS Policies. (Note that an unpublished Credit Rating is considered MNPI.)

For additional guidance on sharing of Confidential Information, including MNPI, with other Employees, you are directed to AMBRS's Firewall Policy in Section 1.4 below.

1.4   Firewall Policy.

(a)   <u>In General</u>. As part of AMBRS's commitment to fair and honest dealing in all aspects of its business, this Firewall Policy is intended to protect MNPI from improper use or disclosure by strictly limiting the sharing of such information within the AMBRS group.

This Firewall Policy is vital to ensuring that AMBRS's Ratings department operates without jeopardizing AMBRS credibility and reputation. The limitations on the use of information outlined in this Firewall Policy are necessary to prevent any actual or perceived impropriety in AMBRS's handling and use of Confidential Information, MNPI and other sensitive information.

(b)   <u>The Firewalls</u>.

(i)   "Need to Know". Except as otherwise specifically provided herein, MNPI (and other sensitive information) may only be shared within AMBRS with Employees who have a legitimate "need to know" such information in connection with the performance of their duties as an Employee of AMBRS. Within the Ratings Division, only Rating Analysts that are directly involved in a rated entity's rating relationship and their supervisors within the Rating Department qualify as bona fide "need to know" individuals. These individuals, under the direction of their supervisors may be allowed to share such information with the appropriate rating committee and thereafter with AMBRS personnel involved in the dissemination of ratings.

(ii)   Operation of the Firewalls. The establishment of firewalls between AMBRS's departments does not imply that MNPI can circulate freely within a department. Nor is the establishment of these firewalls intended to prevent all communication of MNPI between departments. The "need to know" limitation applies to the sharing of MNPI among Employees in the same department, as well as the sharing of MNPI among Employees in different departments. All sharing and disclosing of MNPI within AMBRS is subject to this Firewall Policy.

Business communications between Employees in different departments and related to or involving material Confidential Information should be kept to a minimum and on a "need to know" basis. Employees are directed not to discuss company specific information, potential or pending Rating Actions, particular company transactions, or capital market initiatives



with any Employee outside their immediate working group of "need to know" personnel.

Except as otherwise outlined in this Policy, if an Employee believes that it is necessary or advisable to share certain MNPI with an Employee in another department, such Employee must notify the senior officer in his or her department, his or her Team Leader, and the Compliance Officer prior to sharing such information. Thereafter, such Employee may only act upon, and in strict compliance with, the determination of such senior officer, Team Leader, and/or Compliance Officer.

Except as otherwise specifically provided in this Policy, all Employees shall at all times comply with the following:

(A)   Rating Analysts are prohibited from disclosing MNPI to Employees who do not have a bona fide need to know, including disclosing MNPI to Employees employed in the Ratings Division who are not directly involved in the rating process for the rated entity to which such information pertains.

(B)   Rating Analysts are prohibited from discussing with employees of AMBRS's affiliated companies any commercial relationship that AMBRS's affiliated companies may have with rated companies.

(C)   No Employee may suggest or imply that the purchase of any particular product or service offered by AMBRS or any of its affiliates will have a favorable effect on a rating. As part of their work responsibilities, Rating Analysts often make business related presentations to interested parties, particularly with respect to the rating process (or certain aspects of the process). In the course of these presentations, Rating Analysts may offer or may be asked to discuss the general nature of certain products and services offered by AMBRS or its affiliates. However, under no circumstances should any Rating Analyst enter into commercial discussions with any particular interested party and any commercial inquiries of interested parties should be directed to appropriate sales personnel.

(D)   The opinions of AMBRS's Rating Analysts are developed by following AMBRS's processes, methodologies, policies, and procedures and are not be influenced by any commercial relationship (or the absence of a relationship) between AMBRS or its affiliates and any third party.

(E)   No Employee is permitted to attempt to exert improper influence on the opinions of any of AMBRS's Rating Analysts. Under no circumstance is it permitted for any Employee to try to influence the opinion of a Rating Analyst by referring to the commercial relationship (or the absence of a commercial relationship) between AMBRS or its affiliates and any third party.

(F)   AMBRS's Rating Analysts and other Rating personnel may not participate in any business activities to the extent any such participation may give rise to an actual or perceived conflict of interest.

(G)   Employees involved in determining, monitoring or approving Credit Ratings and those that participate in developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative models, are prohibited from initiating, discussing, negotiating, or arranging rating services fees.



(H)   Rating Analysts may not discuss the deliberations relating to, or any material Confidential Information used in determining, any AMBRS rating with any Employee outside of the "need to know" loop.

(I)   AMBRS and Employees of AMBRS are prohibited from having any non-ordinary course business relationships with a Restricted Company. For instance, a non-ordinary course business relationship would include obtaining a loan from a Restricted Company at interest rates far below market rates or entering a business relationship with a rated entity, such as a joint venture. Ordinary course business relationships, such as purchasing insurance policies, mutual funds (excluding insurance Sector Funds), pension, healthcare or other services at market rates (arm's length transactions) are not considered non-ordinary course business relationships.

(J)   Employees are prohibited from disseminating, whether within or outside AMBRS, pending rating actions except in strict accordance with all applicable AMBRS Policies.

(K)   Rating Analysts are prohibited from making proposals or recommendations, either formally or informally, regarding the design of structured finance products that AMBRS rates.

(L)   AMBRS and Employees of AMBRS are prohibited from providing consultancy or advisory services and from otherwise making proposals or recommendations to a rated entity or a related third party entity regarding the corporate or legal structure, assets, liabilities or activities of a rated entity or its related third parties.

> Note: Analysts are prohibited from engaging in communications with a rated entity or a potentially rated entity whereby the purpose of the analyst's communications is solely to offer such entity information on how the entity can achieve a specific rating. This does not prevent analysts from providing general feedback to a rated entity or related third parties or to a prospective rated entity with respect to the general treatment of information provided by the entity according to published methodology. This prohibition also does not apply to any communications that the company or its employees must disclose as a result of regulatory requirements.

(M)   Rating Analysts employed by A.M. Best Europe – Rating Services Limited are prohibited under Point 7 of Annex C of Regulation (EC) No 1060/2009 from becoming employed in a "key management position" by any entity or its related third parties in which the analyst participated in determining a Credit Rating within six months of the Credit Rating.

(N)   Rating Analysts not employed by A.M. Best Europe – Rating Services Limited who vote in rating committees where the lead Rating Analyst of the subject of the credit rating is employed by A.M. Best Europe – Rating Services Limited are prohibited under Point 7 of Annex C of Regulation (EC) No 1060/2009 from becoming employed in a "key management position" by any entity or its related third parties in which the Rating Analyst participated in determining a Credit Rating within six months of the Credit Rating.

Note to (M) and (N): European Regulators have not defined "key management position", however, it is broadly accepted across EU financial regulation that



a "key management position" generally entails assignment of decision making, directly or indirectly, by means of delegation from the responsible bodies/persons, or responsibility for final sign-off of decisions to responsible bodies/persons within the company.

These employment functions naturally point to positions that are generally referred to as part of the senior management of a company (board members, directors, executive officers, heads of departments, etc.). However, EU regulators also believe that a case by case analysis is always needed to assess the extent to which a position may be effectively "key". For example, EU regulators believe that a middle management position may be deemed as key to the extent to which it involves interactions with a credit rating agency.

(O)   Rating Analysts, upon becoming aware that another Rating Analyst has engaged in conduct that is illegal shall report such information immediately to the Compliance Officer. AMBRS management prohibits retaliation by other AMBRS staff or by AMBRS itself against any employees who, in good faith, make such reports.

(P)   Employees shall immediately report to the Compliance Officer, via email, any instance where the Employee receives from any outside party (defined as any person not employed by A.M. Best Rating Services and its subsidiaries) information that alleges that an issuer of securities that are rated by A.M. Best has committed, or is committing, a violation of law.

Note: Employees are not expected to be experts in law and as such you are under no obligation to make any judgment regarding the materiality of an alleged violation of law, or to attempt to verify the accuracy of such alleged violation.

(Q)   Employees shall immediately report to the Compliance Officer, via email, any complaint received from any outside party (defined as any person not employed by, or a director of, A.M. Best Rating Services and its subsidiaries) regarding Credit Ratings, rating models, rating methodologies, or compliance with securities laws. Additionally, Employees are required to forward to the Compliance Officer copies of any documents received from such outside parties, including but not limited to, any information received by post or email.

1.5   **Additional Obligations of Employees**.

If an Employee becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Employee has an obligation to AMBRS and to the entity providing such information to notify their supervisor, department head, and/or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Employees have an obligation to report such unusual or suspicious activity to their supervisor, department head, and/or the Compliance Officer. Potential abuse or misuse of MNPI could damage AMBRS's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS and its employees.

If an Employee becomes aware that another Employee or department of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Employee is required to report such information immediately, on either a disclosed or anonymous basis, to their supervisor, department head, and/or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Employees are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Compliance Officer is



obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Employee who, in good faith, make such reports.


SECTION 2

CONFLICTS OF INTEREST AND SECURITIES TRADING AND REPORTING POLICY


2.1 **General Policies**.

Except in certain limited circumstances, all Employees of AMBRS (and, in certain circumstances, members of their Immediate Family) are prohibited from owning any security, or becoming involved in any business, activity, association, organization, consulting role, or other activity, that could be interpreted as creating a real or potential conflict of interest or could in any way damage AMBRS's reputation. In addition to each Employee's duty of loyalty to AMBRS, each Employee has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing. All Employees are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

AMBRS occupies a unique position as an objective and independent authority serving the insurance, financial services, health care, and other industries. AMBRS is committed to dealing fairly and honestly with issuers, investors, regulators, market participants, and the public and to providing ratings that are objective, independent, timely, and forward-looking.

Significant damage to AMBRS's reputation can result from any actual (or perceived) conflict of interest or impropriety. Therefore, all Employees are required to take a very conservative approach towards avoiding any such actual or perceived conflict of interest or impropriety.

The prevention of any actual (or perceived) conflict of interest or impropriety also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2 **Conflicts of Interest**. To minimize the risk of any actual or perceived conflict of interest or impropriety, each Employee is subject to the following restrictions:

    (a)   **Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies**.

        No Employee may:

        (i)   be employed by, provide services as an independent contractor to, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

        (ii)   hold any elected or appointed government office, to the extent holding any such office may give rise to an actual or perceived conflict of interest;

        (iii)   serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual or perceived conflict of interest;



    (iv)   serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual or perceived conflict of interest;

    (v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual or perceived conflict of interest; or

    (vi)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any person directly or indirectly controlling, controlled by or under the common control of AMBRS.

Employees must also promptly notify the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vi) above.

    (b)   <u>**Prohibition on Participating in Rating Actions**</u>. In addition to the prohibitions enumerated in Section 2.2 (a) (i) through (vi) Employees are prohibited from participating in any aspect of the rating process or any Rating Action involving a Restricted Company or any security of a Restricted Company if:

    (i)   you or any Immediate Family Member own any security of such Restricted Company (other than any such securities held in diversified mutual funds);

    (ii)   you or any Immediate Family Member serve on any board of directors or similar supervisory board of, or are employed by, any Restricted Company or any entity affiliated with any Restricted Company; or

    (iii)   a family, personal, or financial interest might unduly influence you in any way (for example, if your Immediate Family Member is employed by a company that does significant business with a Restricted Company).

Additionally, any Employee that served on any board of directors or similar supervisory board of, owned any security issued by, was employed by, or had any other relationship with a Restricted Company (or any affiliate thereof) that may cause, appear to cause, or be perceived as causing a conflict of interest, is prohibited from participating in any aspect of the rating process or any Rating Action involving such Restricted Company or any security of such Restricted Company for a period of two years following the termination of such relationship.

At the end of such two year period, AMBRS shall determine, in its discretion, whether such Employee shall be permitted to participate in any rating process or Rating Action involving such Restricted Company. Such decision shall be made by the Compliance Officer following a review of the facts and circumstances surrounding each case and their assessment of such person's ability to independently and fairly participate in the rating process.

To the extent that any Employee is subject to any of the foregoing restrictions, such person is required to inform the Compliance Officer upon the commencement, and upon the cessation or termination, of the circumstances subjecting such person to such restrictions. To the greatest extent possible, each such Employee shall provide advance notice of any such circumstances.



(c)   <u>Gifts – Employees not involved in determining, monitoring or approving Credit Ratings.</u>

(i)   Except as otherwise specifically provided herein, Employees not involved in determining, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services or anything similar (collectively gifts) totaling more than $100 USD annually from any Restricted Company (or any of its directors, employees, agents, or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such $100 USD limit applies collectively to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company to your Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy. Any single gift or gifts that, in aggregate, exceed the $100 USD annual limit shall be promptly reported to the Compliance Officer and immediately relinquished to AMBRS for appropriate disposition.

(ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company.

(iii)   You are prohibited from soliciting (or in any way requesting money), gifts, favors, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iv)   Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to you, and/ or your Immediately Family Members, are strictly prohibited under all circumstances.

(v)   Attendance at high profile functions or events, such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly prohibited.

(vi)   Occasional meals provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit or the reporting requirement set forth in subsection (ii) above. Entertainment provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit, but are subject to the reporting requirements in subsection (ii) above. The provisions of this subsection (vi) do not apply, however, if there is no legitimate business purpose underlying any such meal or entertainment activity.

(vii)   Transportation, lodging, and meal expenses to attend a business meeting with a Restricted Company may be paid for or reimbursed by the Restricted Company if (A) you obtain prior approval from the head of your department, (B) the location of the meeting is appropriate for the purpose of the meeting (e.g., the Restricted Company's offices), and (C) transportation, lodging, and meal expenses for any outside (personal) guest are not paid for or reimbursed by the Restricted Company. Such payment or reimbursement by a Restricted Company is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(viii)   Transportation, lodging, and meal expenses for eligible Employees that are requested to make business presentations at a Restricted Company sponsored event may be



paid for or reimbursed by the Restricted Company if such Employee obtains prior approval from the head of his or her department and no similar payment or reimbursement is made with respect to any guests of such employee. Payment or reimbursement of transportation, lodging, and meal expenses are not subject to the reporting requirement, but in no instance exceed the period beginning the night before and ending the morning after the presentation is made. Entertainment in connection with such events, provided such entertainment does not raise any question of impropriety or undue influence, is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(d) **Gifts – Employees involved in determining, monitoring or approving Credit Ratings**.

(i)   Except as otherwise specifically provided herein, Employees involved in determining, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services, entertainment or anything similar (collectively gifts) from any Restricted Company (or any of its directors, employees, agents, underwriters, sponsors or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such prohibition applies to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company by an Immediate Family Member who is currently employed by such Restricted Company are exempt from this Policy.

(ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company, excluding those gifts expressly permitted under section (iv) below.

(iii)   You are prohibited from soliciting or in any way requesting gifts from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iv)   **Permitted Gifts** – Employees who participate in determining, monitoring or approving Credit Ratings are permitted to receive gifts from Restricted Companies in the context of normal business activities such as note pads, pens and refreshments, including light lunches, during meetings at the company's offices that have an aggregate value of no more than $25.00 USD per person and per day. **Such employees are prohibited from accepting any gift, regardless of its value, that has no use in conducting the meeting.**

(e) **Issuing or Maintaining Certain Credit Ratings**. Rule 17g-5(c) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") prohibits nationally recognized statistical rating organizations (including AMBRS) from having the following conflicts of interest:

(i)   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided the nationally recognized statistical rating organization with net revenue equaling or exceeding 10% of the total net revenue of the nationally recognized statistical rating organization for such fiscal year; or

(ii)   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the nationally recognized statistical rating organization, a Rating Analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating directly or indirectly controls, is controlled by, or is under common control with the person that is subject to the Credit Rating.



Additionally, Mexico's regulatory restrictions prohibit A.M. Best America Latina from rating any entity that owns or controls five percent or more of A.M. Best America Latina.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of these provisions is strictly prohibited.

      (f)   **Disclosure of Other Potential Conflicts.** With respect to every rating process or action in which an Employee participates, that Employee is required to disclose to their department head and the Compliance Officer any other potential conflicts of interest not otherwise covered in this Policy. The Compliance Officer, after consultation with the Employee's department head, will determine whether any such potential conflict of interest could reasonably be expected to (or appear to) compromise or otherwise impair the Employee's ability to participate in an objective and independent manner with respect to such Rating Action or process. **Remember: You are required to use your utmost care to avoid even the appearance of any impropriety or conflict of interest.**

      (g)   **Additional Restrictions.** It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to a particular department of AMBRS. To the extent AMBRS institutes any additional restrictions Employees will be given notice thereof by AMBRS.

2.3   Securities Trading and Reporting.

      (a)   **Restricted Securities.**

It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by AMBRS or any Employee is likely to give rise to a conflict of interest or at least create an appearance of impropriety or a conflict of interest. To protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities.

In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid Employees in identifying Restricted Securities. Companies are added to the Restricted List when the company requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It is the responsibility of Employees with knowledge of the rating request to immediately notify the Compliance Officer that such process has been initiated and supply the names and ticker symbol, if applicable, of the entities that should be added to the Restricted List. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

To help ensure that Employees do not inadvertently engage in securities transactions that are contrary to AMBRS's securities ownership and trading policies, all Employees of AMBRS are strongly encouraged to report, through the electronic "Securities Certification System", all intended purchases of securities other than diversified mutual funds and non-Insurance Sector ETFs prior to placing the purchase order, whether such order or purchase is intended to be made directly by the Employee or an Immediate Family Member, or a person acting on behalf of such Employee or Immediate Family Member (for example: a financial planner or advisor).



Additionally, this Policy requires that all Employees promptly inform the Compliance Officer of any sector fund or rated company and/or their subsidiaries, affiliates or parent company of such rated entity that should be added to or deleted from the Ratings Center and/or Restricted List.

The following paragraphs summarize AMBRS's policies with respect to Restricted Securities. Employees must refer to AMBRS associated policies and procedures with respect to securities trading, ownership and reporting requirements.

(b) **Corporate Investments by AMBRS.**

A.M. Best Rating Services, Inc., its subsidiaries, their pension, profit sharing and retirement plans and any other accounts controlled by A.M. Best Rating Services, Inc. or its subsidiaries are prohibited from owning or trading Restricted Securities.

(c) **Personal Investments by Employees.**

(i) Employees are required to disclose upon employment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Employee or their Immediate Family Members. Upon request, Employees are required to provide AMBRS with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Employee and their Immediate Family Members.

(ii) Restricted Securities owned by Employees in pension, retirement, profit sharing, or similar accounts sponsored by a former employer and which are not freely alienable, or securities that cannot be liquidated without penalty (excluding capital gains/losses), are not subject to the liquidation requirements of this Section 2.3(c) or Section 2.3(d). Employees are precluded from beneficially purchasing additional shares of such Restricted Securities and all holdings and transactions in such Restricted Securities must be reported (see Section 2.3(d) below). Once such Restricted Securities can be liquidated without penalty, however, they shall immediately become subject to this Section 2.3(c) and Section 2.3(d). Any Employee who owns Restricted Securities subject to this subsection (ii) is required to recuse himself or herself from all rating deliberations, processes, and actions involving any such Restricted Securities or the rated company to which they relate.

(iii) Except as otherwise expressly provided for in AMBRS securities ownership, trading and reporting policies, all Employees and their Immediate Family Members are prohibited from owning or trading any Restricted Securities. Notwithstanding the foregoing provision of this subsection (iii), an Employee's Immediate Family Member who is currently employed by a Restricted Company is exempt from this prohibition insofar as it relates to the Restricted Securities of such Restricted Company that are considered to be part of their compensation, subject to the limits described in Section 2.3(c)(iv) or 2.3(c)(v).

(iv) An Immediate Family Member of any Employee may hold Restricted Securities of their current employer only in Non-Brokerage Accounts or profit sharing accounts (e.g., Employee Stock Ownership Programs) sponsored by such employer. All holdings and transactions in such securities by an Immediate Family Member must be reported (see Section 2.3(d) below). Upon termination of employment, Immediate Family Members are required to liquidate all Restricted Securities that are not subject to penalty (excluding capital gains/losses). Employees with Immediate Family Members who own Restricted Securities exempted under this subsection (iv) are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(v) An Immediate Family Member of any Employee may be the beneficial owner of Restricted Securities if the Restricted Securities are held in trusts or similar arrangements pursuant to which such Immediate Family Member does not have direct or indirect control, discretion, or influence



over any purchase, sale, or trade involving such Restricted Securities. Restricted Securities beneficially owned by an Employee's Immediate Family Member as described in this subsection (v) are exempt from the liquidation requirements of this policy. However, holdings of Restricted Securities and transactions involving Restricted Securities are subject to the reporting requirements of Section 2.3(d). Employees with Immediate Family Members who own Restricted Securities exempted under this subsection (v) are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(d) **Reporting Requirements**.

(i)   All Employees are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter. All new Employees are required to complete the Restricted Securities Disclosure Form when hired or appointed or elected to the board.   The Restricted Securities Disclosure Form requires disclosure of all Restricted Securities beneficially owned by the Employee and their Immediate Family Members.

(ii)   If a newly hired employee of AMBRS (or any member of any such Employee's Immediate Family) owns Restricted Securities that are required to be liquidated, 100% of the Restricted Securities must be liquidated within 90 days of the date of hire.

(iii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Employee is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities. Furthermore, if the Employee is a Rating Analyst that follows any such Restricted Company, he or she must notify the Compliance Officer and must recuse himself or herself from following such Restricted Company until the holdings are liquidated. If an Employee or their Immediate Family Members own securities that become Restricted Securities, those securities must be liquidated within 90 days from the date it was added to the Restricted List.

(iv)   At the end of each calendar quarter, all Employees (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Employees to: (1) certify that they have read and understand AMBRS securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All Employees are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Employee or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Employee is required to provide the requested information.

(v)   Employees are strongly encouraged to enter all intended securities purchases (as applicable) in the electronic "Securities Certification System" described in section 2.3 (a) above prior to execution.

(vi)   Employees and their Immediate Family Members may be required to electronically forward Brokerage Account information to securities surveillance systems used by AMBRS.



SECTION 3

PROHIBITED UNFAIR, COERCIVE, OR ABUSIVE PRACTICES; BAN ON REPRESENTATIONS

3.1   Prohibited Unfair, Coercive, or Abusive Practices.

Section 15E(i)(1) of the Exchange Act provides that the Commission may prohibit certain specified acts or practices if the Commission determines that the act or practice is unfair, coercive, or abusive. The Commission has determined that the following acts are of such nature and are prohibited:

    (a) Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS cannot condition or threaten to condition the issuance of a Credit Rating on the purchase by an obligor, issuer, or its affiliates, of any other product or service offered by AMBRS or any of its affiliates (for instance; A.M. Best Company, Inc. news services, data products, publications, Best's Capital Adequacy Ratio model, etc.);

    (b) Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the nationally recognized statistical rating organization's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an initial Credit Rating that is higher than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;

    (c)   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to the nationally recognized statistical rating organization's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an existing Credit Rating a higher credit rating than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;

    (d) Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by the nationally recognized statistical rating organization, where such practice is engaged in by the nationally recognized statistical rating organization for an anticompetitive purpose;



> Example: AMBRS issues or threatens to issue a lower initial Credit Rating, lowers or threatens to lower an existing Credit Rating, refuses to issue a Credit Rating, or withdraws or threatens to withdraw a Credit Rating on an asset-backed securities transaction unless all or a portion of the underlying assets are also rated by AMBRS where the purpose of requiring that the underlying assets be rated by AMBRS is intended to reduce competition among credit rating agencies.

Depending on the circumstances listed in (a) through (d) above, Employees should be aware that, "threatening to condition," "threatening to issue," "threatening to modify," "threatening to lower," and "threatening to withdraw" could include directly, indirectly, or implicitly threatening to take these actions. Similarly, "offering to issue" and "offering to modify" could include directly, indirectly, or implicitly offering to take these actions. Additionally, item (d) above could include "threatening to refuse" to issue a rating directly, indirectly or implicitly.

(e)   The nationally recognized statistical rating organization issues or maintains a credit rating with respect to an obligor or security where the nationally recognized statistical rating organization or a person associated with the nationally recognized statistical rating organization made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

> Note: This prohibition was adopted to address the potential lack of impartiality that could arise when a nationally recognized statistical rating organization determines a credit rating based on a corporate structure that was developed after consultations with the nationally recognized statistical rating organization or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits a nationally recognized statistical rating organization from rating its own work or the work of an affiliate.

(f)   The nationally recognized statistical rating organization issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the nationally recognized statistical rating organization who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(g)   The nationally recognized statistical rating organization issues or maintains a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.00;

(h)   AMBRS is prohibited from issuing an initial public credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that is not already publicly rated by another nationally recognized statistical rating organization, or thereafter maintain a credit rating on such instrument, that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument unless AMBRS disclosed the initial rating engagement and other required information to other nationally recognized statistical rating organizations and has obtained the necessary representations from the issuer, sponsor or underwriter of the securities;

(i)   The nationally recognized statistical rating organization issues or maintains a credit rating where a person within the nationally recognized statistical rating organization who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:



(1) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization: or

(2) Is influenced by sales or marketing considerations.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of, the provisions set forth in this Section 3.1 is strictly prohibited.

3.2   **Ban on Representations**.

Pursuant to Section 15E(f) of the Securities Exchange Act of 1934 and Article 10 of Regulation (EC) 1060/2009, AMBRS and each of its Employees are prohibited from representing or implying in any manner whatsoever that AMBRS has been designated, sponsored, recommended, or approved, or that AMBRS's abilities or qualifications have in any respect been passed upon, by the United States or any agency, officer, or employee thereof, or any other non-U.S. Government or regulatory body.



Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Independent Directors (Policy C-5ID)

Issued by: Compliance Department

Applicable to: A.M. Best Rating Services, Inc. Independent Directors

Effective date: 01/01/2016

Definitions

"AMBRS": A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"Board of Directors": Means the Board of Directors of A.M. Best Rating Services, Inc.

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an Independent Director, either individually or jointly, or owned by an Immediate Family Member of the Independent Director, (including where the Independent Director is able to trade securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade securities on his/her own behalf.

"Confidential Information": Refers to information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or debt obligation.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means an Independent Director's familial relationships as defined in the AMBRS's securities ownership and trading policies.

"Independent Director": Means the Class A Directors of AMBRS, as such term is defined in the By-laws of A.M. Best Rating Services, Inc.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.



"Non-Brokerage Account": Pensions and other tax-qualified/efficient accounts are deemed to be Non-Brokerage Accounts. Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by Independent Directors and their families to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds and that the individual investor does not have control over issuer specific securities within the plan and can only make general requests as to the fund make-up applicable to their plan. Examples include 401(k), 403(b), 457, and 529 plans (and any foreign equivalents).

"Restricted Company": Means any company that has been issued (or is applying for) a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also includes all options, warrants, and other derivatives thereof and Insurance Sector Funds.

INTRODUCTION

Next to its Employees, AMBRS's greatest asset is its reputation for producing quality ratings. The quality of our ratings depends on our integrity and independence from conflicts of interest. Any compromise to our integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Independent Director understand, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has adopted this Independent Director's Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Policy for Independent Directors to protect our reputation against conflicts of interest or other compromises of our honesty and integrity. We have earned our reputation over more than 100 years, and we must continue to earn it every day going forward. This goodwill is entrusted to each of our Independent Directors. In addition to this Policy, Independent Directors must also read and understand AMBRS's Policy C-5 which relates to AMBRS and its Employees obligations specific to Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting.

Section 1
Confidential Information

1.1 Confidential Information.

Confidential Information is not limited to information received and/or produced by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view



towards what might be deemed Confidential Information. Information maintained on companies and proprietary information produced by AMBRS or its affiliates that is not included in public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

1.2   Use of Confidential Information and MNPI.

Strict compliance with this Policy is required of all Independent Directors with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a)   Permitted Use of Confidential Information.

AMBRS and all Independent Directors shall use material Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Independent Director is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). AMBRS and all Independent Directors shall actively protect and safeguard all material Confidential Information from disclosure to any third parties or to any Employees that are not involved in the related business activity.

(b)   Prohibited Uses of Confidential Information.

(i)   Securities Trading. **Each Independent Director is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.** Each Independent Director is similarly prohibited from (1) using or employing any third party to make any such purchase, sale, or other trade or (2) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Misuse of MNPI may be a violation of law, including state and federal laws relating to the trading of securities. Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

AMBRS's Independent Director's securities trading and reporting policies are summarized below in Section 2 of this Policy, which shall be subject to this Section 1.2(b) at all times.

(ii)   Other Prohibited Uses. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3   Protection of Confidential Information.

(a)   In General. As a general rule, all Independent Directors should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, ethical requirements or fiduciary duties.



If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

(b) **Specific Guidance - MNPI.** You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office or meetings of the Board of Directors (or any committees thereof). When outside the office or meetings of the Board of Directors (or any committees thereof), you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office and meetings of the Board of Directors (or any committees thereof), you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information, such as employees of AMBRS's affiliated companies or to persons unaffiliated with AMBRS. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with an Employee or another Independent Director who has a legitimate "need to know" such information, the disclosing Independent Director is responsible for letting the recipient know that the information is Confidential Information or MNPI.

1.4   Additional Obligations of Independent Directors.

If an Independent Director becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Independent Director has an obligation to AMBRS and to the entity providing such information to notify the Chairman of the Board of Directors or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Independent Directors have an obligation to report such unusual or suspicious activity to the Chairman of the Board of Directors or the Compliance Officer. Potential abuse or misuse of MNPI could damage AMBRS's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS and its Employees.

If an Independent Director becomes aware that another Independent Director or an Employee of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Independent Director is required to report such information immediately, on either a disclosed or anonymous basis, to the Chairman of the Board of Directors or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Independent Directors are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Chairman of the Board of Directors and the Compliance Officer are obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Independent Director who, in good faith, make such reports.

SECTION 2

CONFLICTS OF INTEREST AND SECURITIES TRADING CLEARANCE AND REPORTING POLICY

2.1   General Policies.



In addition to each Independent Director's fiduciary duties to AMBRS, each Independent Director has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing.

AMBRS occupies a unique position as an objective and independent authority serving the insurance, financial services, health care, and other industries. AMBRS is committed to dealing fairly and honestly with issuers, investors, regulators, market participants, and the public and to providing ratings that are objective, independent, timely, and forward-looking.

Significant damage to AMBRS's reputation can result from any actual conflict of interest. Therefore, Independent Directors are required to take a very conservative approach towards avoiding any conflict of interest or impropriety.

The prevention of any actual conflict of interest also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2   **Conflicts of Interest.** To minimize the risk of any actual conflict of interest each Independent Director is subject to the following restrictions:

(a)   **Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies; Financial Interests.**

No Independent Director may:

(i)   be employed by, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

(ii)   hold any elected or appointed government office, to the extent holding any such office may give rise to an actual conflict of interest;

(iii)   serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual conflict of interest;

(iv)   serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual conflict of interest;

(v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual conflict of interest;

(vi)   provide recommendations to an obligor or issuer, underwriter, or sponsor of a security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of a security on how to achieve a desired credit rating;

(vii)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any



person directly or indirectly controlling, controlled by or under the common control of AMBRS; or

      (viii)   engage in any deliberation involving a specific rating in which such Independent Director has a financial interest in the outcome of the rating.

Independent Directors must also promptly notify the Chairman of the Board of Directors or the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vii) above.

(b)   **Gifts** –

      (i)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company, except that gifts from a Restricted Company to your Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy.

      (ii)   You are prohibited from soliciting (or in any way requesting money), gifts, favors, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

      (iii) Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to you, and/ or your Immediate Family Members, are strictly prohibited under all circumstances.

      (iv) Attendance at high profile functions or events, such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly prohibited.

     (c)   **Additional Restrictions.** It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to Independent Directors of AMBRS. To the extent AMBRS institutes any additional restrictions Independent Directors will be given notice thereof by AMBRS.

2.3   **Securities Trading Clearance and Reporting.**

    (a)   **Restricted Securities.**

      It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by Independent Directors may give rise to a perceived conflict of interest. Although AMBRS's allows Independent Directors to trade and own Restricted Securities, to protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities. Independent Directors may trade and own Restricted Securities, subject to their compliance with the policies set forth in this Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Policy.

      In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid in identifying Restricted Securities. Companies are added to the Restricted List when the company



requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

The following paragraphs summarize AMBRS's policies with respect to ownership of Restricted Securities by Independent Directors.

(b) **Personal Investments by Independent Directors.**

(i)   Independent Directors are required to disclose upon appointment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Independent Director or his or her Immediate Family Members. Upon request, Independent Directors are required to provide AMBRS with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Independent Director and their Immediate Family Members.

(c) **Preclearance requirements.**

(i)   Prior to executing any trade of any Restricted Security, an Independent Director must obtain preclearance of such trade from AMBRS's Compliance Officer or his/her designee.

(d) **Reporting Requirements.**

(i)   All Independent Directors are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter. All new Independent Directors are required to complete the Restricted Securities Disclosure Form when hired or appointed or elected to the board. The Restricted Securities Disclosure Form requires disclosure of all Restricted Securities beneficially owned by the Independent Director and their Immediate Family Members.

(ii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Independent Director is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities.

(iii)   At the end of each calendar quarter, all Independent Directors (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Independent Directors to: (1) certify that they have read and understand AMBRS Independent Directors securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All Independent Directors are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Independent Director or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Independent Director is required to provide the requested information.



(iv)   Independent Directors and their Immediate Family Members may also be required to electronically forward Brokerage Account information to automated securities surveillance systems used by AMBRS.



Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Independent Directors (Policy C-5IND)

Issued by: Compliance Department

Applicable to: The Independent Non-Executive Directors of A.M. Best Europe - Rating Services Limited

Effective date: 1 July 2016

Definitions

"AMBRS": Collectively A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"AMBERS" – A.M. Best – Europe – Rating Services Limited only.

"Board of Directors": Means the Board of Directors of AMBERS.

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an Independent Director, either individually or jointly, or owned by an Immediate Family Member of the Independent Director, (including where the Independent Director is able to trade securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade securities on his/her own behalf.

"Confidential Information": Refers to information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or debt obligation.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means an Independent Director's familial relationships as defined in the AMBRS's securities ownership and trading policies.

"Independent Director": Means the non-Executive Directors of AMBERS appointed in accordance with Section A(2) of Annex I of Regulation (EC) No.1060/2009.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Non-Brokerage Account": Pensions and other tax-qualified/efficient accounts are deemed to be Non-Brokerage Accounts. Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by Independent Directors and their families to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds and that the



individual investor does not have control over issuer specific securities within the plan and can only make general requests as to the fund make-up applicable to their plan.

"Restricted Company": Means any company that has been issued (or is applying for) a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also includes all options, warrants, and other derivatives thereof and Insurance Sector Funds.

INTRODUCTION

The quality of AMBRS's ratings depends upon our integrity and independence from conflicts of interest. Any compromise to this integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Independent Director understands, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has adopted this Policy for Independent Directors to protect our reputation against conflicts of interest or other compromises of our honesty and integrity.

Section 1

Confidential Information

1.1 **Confidential Information.**

Confidential Information is not limited to information received and/or produced by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information. Information maintained on companies and proprietary information produced by AMBRS that is not included in public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information, you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

1.2 **Use of Confidential Information and MNPI.**

Strict compliance with this Policy is required of all Independent Directors with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a) **Permitted Use of Confidential Information.**

All Independent Directors shall use material Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Independent Director is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). All Independent Directors shall actively protect and safeguard all material Confidential Information from disclosure to any third parties or to any Employees that are not involved in the related business activity.

(b) **Prohibited Uses of Confidential Information.**



(i) Securities Trading. **Each Independent Director is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.** Each Independent Director is similarly prohibited from (1) using or employing any third party to make any such purchase, sale, or other trade or (2) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

(ii) Other Prohibited Uses. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3 Protection of Confidential Information.

(a) **In General.** All Independent Directors should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, ethical requirements or fiduciary duties.

If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

(b) **Specific Guidance - MNPI.** You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office or meetings of the Board of Directors (or any committees thereof). When outside the office or meetings of the Board of Directors (or any committees thereof), you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office and meetings of the Board of Directors (or any committees thereof), you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with an Employee or another Independent Director who has a legitimate "need to know" such information, the disclosing Independent Director is responsible for letting the recipient know that the information is Confidential Information or MNPI.

1.4 Additional Obligations of Independent Directors.

If an Independent Director becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Independent Director has an obligation to notify the Chairman of the Board of Directors or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Independent Directors have an obligation to report such unusual or suspicious activity to the Chairman of the Board of Directors or the Compliance Officer.

If an Independent Director becomes aware that another Independent Director or an Employee of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Independent Director is required to report such information immediately, on either a disclosed or anonymous basis, to the Chairman of the Board of Directors or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Independent Directors are not



expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Chairman of the Board of Directors and the Compliance Officer are obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Independent Director who, in good faith, make such reports.

SECTION 2

CONFLICTS OF INTEREST AND SECURITIES TRADING CLEARANCE AND REPORTING POLICY

2.1   General Policies.

Each Independent Director has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing.

Significant damage to AMBRS's reputation can result from any actual conflict of interest. Therefore, Independent Directors are required to take a very conservative approach towards avoiding any conflict of interest or impropriety.

The prevention of any actual conflict of interest also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2   Conflicts of Interest. To minimise the risk of any actual conflict of interest each Independent Director is subject to the following restrictions:

(a)   Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies; Financial Interests.

No Independent Director may:

(i)   be employed by, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

(ii)   hold any elected or appointed government office, to the extent holding any such office may give rise to an actual conflict of interest;

(iii)   serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual conflict of interest;

(iv)   serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual conflict of interest;

(v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organisation or association, to the extent any such service may give rise to an actual conflict of interest;

(vi)   provide recommendations to an obligor or issuer, underwriter, or sponsor of a security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of a security on how to achieve a desired credit rating;

(vii)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any person directly or indirectly controlling, controlled by or under the common control of AMBRS; or

(viii)   engage in any deliberation involving a specific rating in which such Independent Director has a financial interest in the outcome of the rating.



Independent Directors must also promptly notify the Chairman of the Board of Directors or the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vii) above.

(b) **Gifts**

(i) Independent Directorsare required to report any gift received by either themselves or an Immediate Family Members from any Restricted Company, except that gifts from a Restricted Company to Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy.

(ii) Independent Directors are prohibited from soliciting (or in any way requesting money), gifts, favours, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iii) Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to an Independent Director and / or an Immediate Family Member, are strictly prohibited under all circumstances.

(iv) Attendance at high profile functions or events, that are paid for by a Restricted Company are strictly prohibited.

(c) **Additional Restrictions.** It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to Independent Directors. To the extent AMBRS institutes any additional restrictions; Independent Directors will be given notice thereof by AMBRS.

2.3 **Securities Trading Clearance and Reporting.**

(a) **Restricted Securities.**

It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by Independent Directors may give rise to a perceived conflict of interest. Although AMBRS's allows Independent Directors to trade and own Restricted Securities, to protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities. Independent Directors may trade and own Restricted Securities, subject to their compliance with the policies set forth in this Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Policy.

In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid in identifying Restricted Securities. Companies are added to the Restricted List when the company requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

The following paragraphs summarise AMBRS's policies with respect to ownership of Restricted Securities by Independent Directors.

(b) **Personal Investments by Independent Directors.**

(i) Independent Directors are required to disclose upon appointment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Independent Director or his or her Immediate Family Members. Upon request, Independent Directors are required to provide AMBRS with original copies of all brokerage account statements,



including trade confirmations, for all such accounts held by the Independent Director and their Immediate Family Members.

(c) **Preclearance requirements.**

Prior to executing any trade of any Restricted Security, an Independent Director must obtain preclearance of such trade from AMBERS' Compliance Officer or his/her designee.

(d) **Reporting Requirements.**

(i)   All Independent Directors are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter.   All new Independent Directors are required to disclose any holdings in Restricted Securities when hired or appointed or elected to the board.   This information is gathered by means of a Director Questionnaire which INEDs are required to complete in order to evidence their independence in accordance with Commission Recommendation 2005/162EC. (See Appendix A).

(ii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates.   In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Independent Director is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities.

(iii) At the end of each calendar quarter, all Independent Directors (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate".   The Quarterly Compliance Certificate requires Independent Directors to: (1) certify that they have read and understand AMBRS Independent Directors securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter.   All Independent Directors are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter.   If any Independent Director or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Independent Director is required to provide the requested information.

(iv)   Independent Directors and their Immediate Family Members may also be required to electronically forward Brokerage Account information to automated securities surveillance systems used by AMBRS.

(d) **Fitness and Propriety.**

In accordance with Article 15 of Commission Delegated Regulation 449/2012, AMBERS is required to provide ESMA on request with the following information:

(i)   A UK criminal records file for Independent Directorss; and

(ii)   A self-declaration of good repute completed by Independent Directors.

In respect of point (i), the AMBERS' HR function will periodically request criminal records checks for INEDs. Please note that under UK law, only details of unspent convictions can be requested.

The information required under point (ii) will be obtained via a Statement of Self Repute Questionnaire which Independent Directors are required to complete on their appointment to the AMBERS' Board (Appendix 2). This information will be validated on an annual basis using the electronic filing process outlined above.



Appendix 1 – Justification of Independence Questionnaire

A.M. Best Europe – Rating Services Limited

Name: _____

A.M. BEST EUROPE – RATING SERVICES LIMITED

DIRECTOR QUESTIONNAIRE – INDEPENDENCE AND CONFLICTS OF INTEREST

The purpose of this questionnaire is so that A.M. Best Europe - Rating Services Limited (AMBERS) is able to obtain certain information from its Independent Non-Executive Directors (INED) to confirm compliance with certain rules and regulations applicable to Credit Rating Agencies and in particular to evidence the independence of its Non-Executive Directors in accordance with Commission Recommendation 20015/162/EC.

General Instructions

If the answer to any question is "No," "None" or "Not Applicable," please indicate that as your response. Please do not leave any answers blank. If additional space is required to answer any question, please use the "Additional Information" page at the end of this questionnaire.

1. **Background Information. Please provide the following information:**

(a) Are you related by blood, marriage or adoption to any Executive Officer, Director or any nominee to become an Executive Officer or Director of any company within the A.M. Best Group?

             Yes ❑   No ❑

    If yes, please name the Executive Officer, Director or the nominee and state the nature of the relationship:

    _____

(b) Were you appointed to serve as a Director of AMBERS under any arrangement or understanding between you and any other Person (except the Directors or Executive Officers of the Company acting solely in their capacity as such)?

             Yes ❑   No ❑

    If yes, please explain the arrangement or understanding below and name the other Person(s):

    _____
    _____
    _____



(c) Within the last year, have you worked for any company or organization (including parents, subsidiaries or affiliates) that has either received a rating from A.M. Best or had any other business relationship with A.M. Best of which you are aware?

_____
_____
_____

(d) Within the last three years have you been an employee of any company within the A.M. Best Group?

_____
_____
_____

(e) Within the last three years, have you been a partner or an employee of either AMBERS external or internal auditors?

_____
_____
_____

(f) Please provide a list of other Directorships you currently hold for any company other than AMBERS. Please indicate whether any of these companies are rated by A.M. Best. Please also indicate whether any Executive or Managing Director of A.M. Best is also a Director of one of these entities.

_____
_____
_____
_____
_____
_____

2.   Potential Conflicts of Interest

(a) Do you or an Immediate Family Member currently own any Restricted Securities (See Glossary)?

                    Yes ❑   No ❑

If yes, please briefly describe.

_____

(b) Please provide details of any Brokerage Services Providers (See Glossary) which you, or an Immediate Family Member, are currently using for the purposes of securities trading?

_____
_____
_____
_____
_____
_____
_____



I hereby acknowledge that the answers to the foregoing questions are correct and complete to the best of my knowledge. If any changes in the information provided occur, I will promptly notify the Company of such changes.

Date: _____

_____
Signature

_____
Please type or print your name



ADDITIONAL INFORMATION

(Attach additional sheets as necessary, sign and date each at the bottom right hand corner)

Question   Answer



GLOSSARY

DEFINITION OF CERTAIN TERMS

The terms below that are used in this questionnaire have the following meanings:

Immediate Family Member: A spouse, including any partner that is considered by local law to be equivalent to a spouse (i.e., a "civil union"), dependent child or step child, and other relatives who have shared the same household for at least one year.

Brokerage Account: An account through which investment orders are placed and transactions executed on the investor's behalf. Brokerage Accounts are owned (or controlled) by an INED / Immediate Family Member where the individual is able to trade Securities on his / her own behalf.

Restricted Securities: Any company that has been issued or is applying for a Best Credit Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.



Appendix 2 – Self Declaration of Good Repute Questionnaire

Name: _____

<p style="text-align:center">**A.M. BEST EUROPE – RATING SERVICES LIMITED**</p>

<p style="text-align:center">**DIRECTOR QUESTIONNAIRE – INDEPENDENCE AND CONFLICTS OF INTEREST**</p>

Where the answer to any of these questions is "Yes", please provide full details of the specific situation:

1. Do you have any unspent criminal convictions?

   Yes ❑   No ❑
   _____
   _____

2. Have you ever been subject to, or been notified of, any proceedings of a disciplinary nature brought by a regulatory body or of a criminal nature?

   Yes ❑   No ❑
   _____
   _____

3. Have you ever been subject to any adverse findings in civil proceedings in connection with the provision of financial services, misconduct, fraud or the management of a legal entity?

   Yes ❑   No ❑
   _____
   _____

4. To the best of your knowledge, have you been subject to any existing or previous investigations by any regulatory authority or government bodies or agencies?

   Yes ❑   No ❑
   _____
   _____

5. Have you ever been involved with an undertaking whose registration or authorization was withdrawn by a regulatory body?

   Yes ❑   No ❑
   _____
   _____

6. Have you ever been refused the right to carry on activities which require registration or authorization by a regulatory body?

   Yes ❑   No ❑



_____
_____

7. Have you been involved in the management of an undertaking which has gone into insolvency, liquidation or administration while you were connected to the undertaking or within a year of ceasing to be connected to the undertaking?

    Yes ❏   No ❏

    _____
    _____

8. Have you ever been involved with an undertaking which has been investigated or suspended by a regulatory body and which resulted in an enforcement action? If such actions exist, please clarify the extent to which these were connected to your role?

    Yes ❏   No ❏

    _____
    _____

9. Have you ever been investigated, suspended or sanctioned by a regulatory body?

    Yes ❏   No ❏

    _____
    _____

10. Have you ever been disqualified from acting as a director, disqualified from acting in any managerial capacity, dismissed from employment or other appointment in an undertaking as a consequence of allegations of misconduct or malpractice?

    Yes ❏   No ❏

    _____
    _____

I hereby acknowledge that the answers to the foregoing questions are correct and complete to the best of my knowledge. If any changes in the information provided occur, I will promptly notify the Company of such changes.

Date: _____   _____

                                Signature

                                _____

                                Please type or print your name